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TOTAL S.A.
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Total sells 20% of Taoudenni permits in Mauritania
to Qatar Petroleum International
Paris, April 8, 2008 - Total announces today that it has sold a 20% stake in the Taoudenni Ta7 and Ta8 permits in Mauritania to Qatar Petroleum International. Total is the operator, with a 60% stake now. The blocks represent a total surface of 58,000 square kilometres. The assignment agreement was signed yesterday by his Excellency Abdullah Al Attiyah, Deputy Premier of the State of Qatar and Chairman of Qatar Petroleum International, and Christophe de Margerie, Chief Executive Officer of Total. Nasser Jaidah, Chief Executive Officer of Qatar Petroleum International, and Yves Louis Darricarrère, President of Total Exploration and Production, were also present at the moment of signature.
This transaction is subject to approval by the Mauritanian Ministry of Oil and Mines.
Following on from the recent entry of Sonatrach into these blocks with a 20% stake, Total is showing, by ceding a second 20% stake to Qatar Petroleum International, that it is committed to establishing strategic partnerships with national oil companies both inside and outside of their respective countries.
Total has been active in Qatar since 1936 when the Emirate’s oil industry began and has helped develop the local oil industry from the outset via investment, state-of-the-art technology and long term partnerships which have broadened out from oil exploration to encompass refining, gas and petrochemicals through large-scale projects in Qatar and now internationally.
Total holds interests in the Al Khalij field, the North field, the Dolphin project, the Qatargas I liquefaction plant and the second train of Qatargas II in the construction phase. The Group’s production in Qatar (including its share in the production of equity affiliates) averaged 74,000 barrels of oil equivalent per day in 2007. This production is expected to increase significantly with the ramp-up of Dolphin. Total has also developed its activities in Petrochemicals, mainly on projects based on ethane feedstock with Qapco, Qatofin and QVC.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com